UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 18, 2020, Mr. Kangbin Zheng submitted his letter of resignation from his position as an independent director of the Registrant, effective immediately. Mr. Zheng was also the chair of the compensation committee of the Registrant. Mr. Zheng confirmed that his resignation is purely personal and is not involved any disagreement with the Registrant.

Ms. Yefang Zhang, Chief Executive Officer of the Registrant, stated, “We would like to thank Mr. Zheng for his service. He has been an effective and influential member of our Board. We wish him well in his future endeavors.”

On June 19, 2019, the Registrant’s Board of Directors appointed Dr. Hui Ruan to serve as an independent member of the Board of Directors to fill the vacant seat resulting from Mr. Kangbin Zheng’s resignation, and to serve as the chair of the Registrant’s compensation committee, a member of the nominating committee and audit committee, effective as of June 18, 2020.

Dr. Hui Ruan has been an associate professor and a supervisor of master’s degree program at the College of Biosystems Engineering and Food Science of Zhejiang University in China from 2003. Dr. Ruan has been a member of the youth committee of the Chinese Institute of Food Science and Technology since 2007. From 2005 to 2006, he cooperated with a number of universities in U.S. to conduct research as a visiting scholar. Dr. Ruan has received a second prize of National science and technology improvement award and a first prize of Zhejiang science and technology improvement award. He is awarded more than 60 patents an published over 100 papers. Dr. Ruan has been a peer review expert at Chinese national natural science fund, three provincial natural science funds, and several international journals including Carbohydrate Polymer, Journal of Food Science and New Biotechnology. Dr. Ruan received his doctoral degree in food science and engineering from Zhejiang University in 2003, his master degree of physiology from Hangzhou University in 1995, and his bachelor degree of biology from Hangzhou University in 1990. The Registrant appointed Dr. Ruan as an independent director because of his rich academic experiences in food science.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: June 19, 2020